

March 20, 2012

Via E-mail
Brian Barrilleaux
President, Chief Executive Officer and Chief Financial Officer
Solar America Corp.
1135 Hodges Street
Lake Charles, Louisiana 70601

> **Re:** **Solar America Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 13, 2012**
> **File No. 333-175148**

Dear Mr. Barrilleaux:

We have reviewed your registration statement and have the following comments.

Recent Sales of Unregistered Securities, page 40

1. Please revise to add the April 22, 2011and June 28, 2011 note transactions included in Note 4 of the financial statements.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

2. The report states that the Predecessor financial statements present fairly, in all material respects, the results of operations and cash flows of Solar N Stuff, Inc. for the Predecessor periods, in conformity with accounting principles generally accepted in the United States of America. The Predecessor periods were not previously defined in the report in a similar manner to Successor periods. Please have your auditors revise their report to either define Predecessor periods in the first paragraph of their report or to clearly state which periods they are referring to in the third paragraph of their report.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or, in her absence, Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        Joseph Lucosky, Esq.